

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Dennis Bencala
Chief Financial Officer and Vice President of Finance
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, CA 94538

> **RE:** **Ikanos Communications, Inc.**
> **Form 10-K for the year ended January 1, 2012**
> **Filed February 23, 2012**
> **Form 10-Q for period ended July 1, 2012**
> **Filed August 2, 2012**
> **File No. 000-51532**

Dear Mr. Bencala:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director